

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2014

Via E-mail
Blanca Bamaca
President
Guate Tourism Inc.
Aldea San Luis Tuimuj
San Marcos, Guatemala

>   **Re: Guate Tourism, Inc.**
>   **Amendment No. 1 to**
>   **Registration Statement on Form S-1**
>   **Filed February 28, 2014**
>   **File No. 333-193621**

Dear Ms. Bamaca:

We have reviewed your response to our prior comment letter to you dated February 24, 2014 and have the following additional comments.

Prospectus Cover Page

1. As you will offer the securities on a best efforts basis, please disclose the date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 5

2. We note your response to our prior comment 5 and reissue. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise the summary to balance the disclosure by briefly describing the steps that you have taken to date to commence your business and any obstacles you face before you can commence the planned operations. In this regard, disclose the steps that you have accomplished to develop your company. Also revise to disclose the estimated timeframe for implementing these future plans and the steps involved for you to commence your business operations.

3. We note the disclosure that if you raise less than 25% of the offering, you will not have enough to cover your offering expenses and professional fees necessary to remain current with your reporting obligations. With a view towards revised disclosure, please tell us how you intend on remaining current with your reporting obligations and clarify whether you have an agreement in place with your officers to provide you the funding in such

circumstance. Please revise to fully disclose the consequences to you if you are unable to raise funds from this offering.

Management's Discussion and Analysis, page 16

Web Development, page 17

4. We note your response to our prior comment 11. The $3,000 referred to in your response appears to relate to hiring a "designer to make major page code and/or graphics changes and additions" as described on page 17. It appears that there is no cost associated with additional future website maintenance, which according to your disclosure on page 17 consists of "updating links and making minor changes to a sentence or paragraph." Please include this item as a cost in your Use of Proceeds section, or if this is not an additional cost, please explain why.

Description of Business, page 20

5. We note your response to our prior comment 15 and reissue in part. Please revise this section to provide investors with details regarding the timelines you face in reaching your goals.

You may contact Amy Geddes at (202) 551-3304 or Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Frederick C. Bauman, Esq.